

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3720

September 29, 2017

Timothy S. Jenks
President and Chief Executive Officer
NeoPhotonics Corporation
2911 Zanker Road
San Jose, CA 95134

> **Re:** **NeoPhotonics Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2017**
> **Filed August 9, 2017**
> **File No. 001-35061**

Dear Mr. Jenks:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications